NEWS RELEASE IGT Chief Accounting Officer Tim Rishton to Retire Effective January 1, 2024, Rishton to be succeeded by David Morgan LONDON – Dec. 14, 2023 – International Game Technology PLC (“IGT” or the “Company”) (NYSE: IGT) announced today that Tim Rishton, IGT Senior Vice President and Chief Accounting Officer, will retire at the end of 2024, following 29 years with the Company. Rishton will be succeeded by David Morgan, who will take on the role of IGT Senior Vice President and Chief Accounting Officer on January 1, 2024. During 2024, Tim will support this leadership transition. “On behalf of the leadership team at IGT, I congratulate Tim Rishton on an illustrious career. Tim’s leadership, strategic vision, industry knowledge, discipline and integrity will have a lasting influence on our organization,” said Max Chiara, IGT Executive Vice President and Chief Financial Officer. “Tim has been instrumental in helping drive some of the most significant milestones in the evolution of IGT and its legacy companies.” Some of Rishton’s most noteworthy achievements centered around the delisting of the GTECH organization from the Borsa Italiana stock exchange and relisting to the New York Stock Exchange as IGT in 2015. David Morgan joined IGT in 2017 and since 2020, has served as IGT Vice President and Corporate Controller, overseeing the preparation of financial statements and underlying accounting records in accordance with relevant accounting and regulatory standards. “Throughout his tenure at IGT, David Morgan has displayed a dedication to process improvement along with strong knowledge and expertise in technical accounting. He is a tremendous professional who will have a positive impact on our accounting and tax group, and our broader organization as a member of the leadership team,” added Max Chiara. About IGT IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 jurisdictions around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 10,500 employees. For more information, please visit www.igt.com.

Cautionary Statement Regarding Forward-Looking Statements This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the "Company") and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as "aim," "anticipate," "believe," "plan," "could," "would," "should," "shall," "continue," "estimate," "expect," "forecast," "future," "guidance," "intend," "may," "will," "possible," "potential," "predict," "project" or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company's control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company's annual report on Form 20-F for the financial year ended December 31, 2022 and other documents led from time to time with the SEC, which are available on the SEC's website at www.sec.gov and on the investor relations section of the Company's website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company's business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. # # # Contact: Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452 Francesco Luti, Italian media inquiries, +39 06 5189 9184 James Hurley, Investor Relations, +1 (401) 392-7190 © 2023 IGT The trademarks and/or service marks used herein are either trademarks or registered trademarks of IGT, its affiliates or its licensors.